Mail Stop 4561

September 12, 2007

Mr. Michal Yageel
Corporate Controller
Koor Industries Ltd.
3 Azrieli Center, Triangle Tower, 43rd Floor
Tel-Aviv 67023, Israel

      RE: **Koor Industries Ltd.**
                 Form 20-F for the period ended December 31, 2006
                 Filed June 14, 2007
                 File No. 1-09178

Dear Mr. Yageel:

      We have completed our review of your Form 20-F and do not, at this time, have any further comments.

                          Sincerely,

                          Daniel L. Gordon
                          Branch Chief